Exhibit 99.1

Purple Biotech Presents Positive Interim Phase 1b Study Results for CM24 at the American Association of Cancer Research 2022 Annual Meeting

First-in-class monoclonal antibody in combination with Opdivo® (nivolumab) demonstrates strong safety and an initial efficacy profile for PDAC

REHOVOT, Israel, April 11, 2022 -- Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance today announced favorable safety and efficacy data supporting the advancement of CM24, a first-in-class clinical stage monoclonal antibody with the potential to treat multiple solid tumor cancers. Data from the Phase 1b study of CM24 in combination with Opdivo® (nivolumab) is being presented in a poster entitled “Interim Safety and Efficacy Results from a Phase 1b Study of CM24 in Combination with Nivolumab in Adults with Advanced Solid Tumors” at the American Association of Cancer Research (AACR) 2022 Annual Meeting.

In the Phase 1 part of the study (NCT04731467), patients with refractory cancers including PDAC were administered with CM24 at 10, 15, and 20mg/kg q2w and Opdivo 480mg q4w. The primary objective of this part of the study is to evaluate safety, tolerability, PK and determine the recommended Phase 2 dose (RP2D). As of March 8th, 2022, a total of 11 patients were evaluated in the dose escalation phase, for dose limiting toxicity (DLT) determination, including 8 with pancreatic cancer (PDAC), two with colorectal cancer (CRC) and one with papillary thyroid cancer (PTC). All patients but two had received 2 prior regimens for metastatic disease.

No DLTs were observed across all dose levels; no Grade 4 AEs or treatment related deaths have been reported. Six Grade 3 adverse events (AEs) that were unrelated to CM24 or Opdivo were observed, each in a single patient, including diarrhea, hypokalemia, abdominal pain, small bowel obstruction, atrial flutter, and GI bleed.

Of the evaluated patients, best overall response included one confirmed PR (PDAC patient) and three SD (two PDAC and one PTC patient), with a disease control rate of 36%. In addition, nine patients continue to remain in the study follow-up, suggesting a potential promising clinical benefit of CM24 for patients with hard-to-treat, advanced pancreatic cancer and PTC.

Pharmacokinetic analysis of CM24 shows exposure is dose-proportional across the three doses assessed in this study; Complete receptor occupancy of peripheral CEACAM1 receptors on T cells and neutrophils was demonstrated following the first administration of CM24 doses of 15 or 20mg/kg.

“We are encouraged by these compelling interim data,” said Michael Schickler, PhD, Head of Clinical and Regulatory Affairs of Purple Biotech. “Pancreatic cancer is responsible for roughly 8% of all new cancer deaths in the US, while current treatment options for pancreatic cancer are limited and have yet to demonstrate continued efficacy. The good safety profile of CM24 in combination with Opdivo and the positive efficacy signals in our study, specifically the response of PDAC patient to a novel treatment with two immunotherapy agents, are encouraging as we continue our clinical development.”

“CM24 is currently the most advanced humanized monoclonal antibody that blocks CEACAM1, a novel immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways,” said Isaac Israel, CEO of Purple Biotech. “Purple Biotech has built a pipeline of novel agents and we are looking forward to advancing our therapeutic candidates to different indications and to report more data during 2022.”

This poster presentation is available at: http://purple-biotech.com/pipeline/#1Publications.

OPDIVO® is a registered trademark of Bristol-Myers Squibb Company.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to nab-paclitaxel (ABRAXANE®) or 5-fluorouracil and liposomal irinotecan. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.